Mail Stop 4561

      November 4, 2005

Mr. Stephen H. Durland
Chief Executive Officer
Medical Makeover Corporation of America
500 Australian Avenue South, Suite 619
West Palm Beach, FL 33401

      Re:	Medical Makeover Corporation of America
		Form 10-KSB for the Year Ended December 31, 2004
		Filed April 20, 2005
		File No. 0-30621

Dear Mr. Durland:

      We have reviewed your response letter dated August 16, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 1. Description of Business

Subsequent Events, pages 4-5

1. We note your response to comment 1. With respect to the share exchange agreements dated March 31, 2005 and April 12, 2005 we await your filing of the financial statements of the businesses acquired and pro forma financial information on Item 9.01 of Form 8-K. Please file as soon as practicable as the required filings are delinquent.
Additionally, please revise Form 10-QSB for the quarter ended June 30, 2005 to include the disclosures required by paragraph 58 of SFAS
141 with respect to the R&I Salon, Inc., and Aventura Electrolysis and Skin Care Center acquisitions. Finally, please tell us why the
R&I Salon acquisition, completed on March 31, 2005, was not recognized in the March 31, 2005 financial statements.
Note 6 - Related Parties, pages F-10 - F-11

2. We note your response to comment 6. It is still unclear how you accounted for the 6,100,000 shares "contributed back to the company."
If the receipt of these shares is contingent on payment in full of the note payable, please tell us how you are currently accounting for the contingent receipt of these shares.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Stephen H. Durland
Medical Makeover Corporation of America
November 4, 2005
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